August 27, 2021 VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Lisa Etheredge, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	EngageSmart, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2021
CIK No. 0001863105

Ladies and Gentlemen:

On behalf of EngageSmart, LLC (the “Company”), we hereby file a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 9, 2021 (the “Submission No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on August 19, 2021 from the staff of the Commission (the “Staff”).

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold type herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

August 27, 2021

Amendment No. 1 to Draft Registration Statement Form S-1 submitted August 9, 2021

Prospectus Summary

1.

Please disclose the material terms of the Stockholders’ Agreement in the prospectus summary. We note that the agreement will provide General Atlantic and affiliates of Summit with the rights to nominate a specified number of directors based on the voting power held by General Atlantic and affiliates of Summit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Registration Statement.

Management’s discussion and analysis of financial condition and results of operations

Key business metric and non-GAAP financial measures, page 87

2.

We note your response to prior comment 9. As previously requested, please revise your tables to also disclose the most directly comparable GAAP measure for Adjusted EBTIDA Margin and Adjusted Gross Margin. Please similarly revise disclosures on page 16 and on graphics pages where Adjusted EBITDA Margin and Adjusted Gross Margin are presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 90 and elsewhere in the Registration Statement.

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August 27, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman
Ian D. Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Robert P. Bennett, EngageSmart, LLC
Cassandra Hudson, EngageSmart, LLC
Charles Kallenbach, EngageSmart, LLC
Stelios G. Saffos, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP